Mail Stop 0510

      March 16, 2005

Via U.S. mail and facsimile

David S. McCulloch, Chief Executive Officer
Enodis PLC
2227 Welbilt Boulevard
New Port Richey, FL  34655

	RE:	Form 20-F for the fiscal year ended October 2, 2004
			File No. 1-15032


Dear Mr. McCulloch:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 20-F FOR THE YEAR ENDED OCTOBER 2, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If you accounting under UK GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings beginning to the extent practical with your report of Form 6-K announcing results for the 26 weeks ending about April 2, 2005.

Item 3. Key Information

Selected Financial Data, page 2
2. Since each American Depositary Share (ADS) represents four ordinary shares, also present per share information on an ADS equivalent. This information might also be included in Note 28, Supplementary Information for U.S. Investors.

Item 4. Information on the Company
3. You have disclosed under your product group discussion many brand names relating to the products you sell. Please expand your disclosure to discuss the importance of brand names to your business.

Food Service Equipment

End Customers, page 13
4. You have disclosed that no single food service equipment customer accounted for over 10% of our total turnover in Fiscal 2004.
Please
expand your disclosure to include whether there is a concentration of turnover in a small group of customers.








Environmental Matters, page 22
5. You have disclosed that some of your subsidiaries have been named as potential responsible parties with respect to certain sites. Please expand your disclosure to identify the sites and to include a discussion of each site so as to permit an assessment of your potential exposure. If material, please expand your disclosure to include the total amount of expenses related to environmental matters recorded in each of the periods presented. In addition, if applicable, please include the balance of any accrued amounts at each of the balance sheet dates. Please indicate in your response the line items in your financial statements for which these amounts were recorded.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 33
6. You have stated in your risk factors on page 8 that some jurisdictions may restrict the repatriation of your non-U.K. earnings. Please expand your disclosure to include any legal restrictions you currently have regarding the ability or the ability your subsidiaries to pay dividends to affiliated companies. The present disclosure is too generalized to be useful. Any relevant disclosures contemplated by Rule 4-02(e) of Regulation S-X should be made.
7. You have disclosed on page 14, some of your most important new products. Please expand your disclosure to include information relating to the status of new products, your outlook on how these new products have impacted or will likely impact your revenue, margins, liquidity, capital commitments, and future growth.
8. Please expand your disclosure in future filings to discuss any recent price increases or decreases and the related impact these price changes have had or will likely have on your results of operations, revenue and margins.

Contractual Payment Obligations, page 36
9. Please revise your table of contractual payment obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.





Item 8. Financial Information

Dividend Policy, page 53
10. You have disclosed that you did not pay a cash dividend in either
2004 or 2003, but plan to reinstate the dividend in 2006, subject to among other matters, obtaining necessary consents. In future filings please ensure you disclose your progress in removing the restrictions and overcoming the other obstacles associated with the reinstatement of the dividends for 2006.

Financial Statements

2. Accounting policies, page F-8
11. Please expand your disclosures to include a disclosure that describes your accounting policy relating to the treatment of shipping and handling costs, including both costs incurred by you and those charged to your customers. Please include in your response the line items that these costs have been recorded in. Refer to EITF 00-
10.
12. Please expand your disclosures to include how you account for the following expenses:
* intellectual property licensed from third parties,
* inbound freight charges,
* purchasing and receiving costs,
* inspection costs,
* warehousing costs,
* internal transfer costs, and
* other costs relating to your distribution network.
Please include in your disclosure which line items these costs are included in your financial statements.
13. You have disclosed on page F-17 that your property segment assets increased 4.0 million (GBP). In addition, property sales for fiscal
2004 were 11.4 million (GBP). Please expand your disclosure to explain the reason for this increase. In addition, your accounting policy disclosure indicates that your land is stated at cost, unless an impairment has occurred. You have also disclosed on page 18 that you invest resources in resolving environmental compliance issues relating to the land prior to selling it. Please expand your disclosures to include how these costs are recorded in your financial statements.



10.  Tax on profit/(loss) on ordinary activities, page F-23
14. You have disclosed that the expiration of your U.S. losses will commence in fiscal 2007 and will continue to expire through 2010 if unused. Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. In addition to the above, please expand your disclosure to include the approximate tax effect of each type of temporary difference and carrforward that comprises a significant portion of the deferred tax liabilities and deferred tax assets. Refer to paragraphs 43 and 48 of SFAS 109.

28. Supplementary Information for U.S. Investors
15. You disclosed on page 7 that you have begun implementing Enterprise Resource Planning systems at various locations. If material, please expand your disclosures for each of the periods presented to include the following:
* the total amount of internal costs capitalized and the line item in your financial statements where this was recorded,
* the total amount of internal costs recorded as expense and the line item in your financial statements where this was recorded,
* the amortization expense recorded and the line item in your financial statements where this was recorded, and
* your accounting policy regarding the types of costs capitalized and the amortization method and period.
Refer paragraph 41 of SOP 98-1.
16. You disclosed on page 24 and in Note 21 that in Fiscal 2003 and you entered into a restructuring program totaling 6.1 million
(GBP).
We acknowledge the analysis of movement in the provisions you have disclosed in Note 21. However, your disclosure does not include the disclosures required by paragraph 20 of SFAS 146. Your filing on Form 6-K for the period ended January 1, 2005 disclosed your announcement in November 2004 regarding a new restructuring program totaling 6.5 million (GBP). In future filings please include this information for new restructuring programs entered into.










Consolidated Statements of Cash Flows, page F-54
17. Please expand your disclosure to show reconciliations for the gross effects for the following that are presented net in your statements of cash flows:
* Acquisition/disposal of subsidiary undertakings and
* Net decrease in borrowings.
Refer to paragraph 11 of SFAS 95. Please also refer to Items
17(c)(iii) and 18 of Form 20-F.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, Nathan Cheney, Assistant Chief Accountant, at
(202)942-1804.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. David S. McCulloch
March 16, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE